UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
April 11, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

RepliCel Life Sciences Inc.

File No. 000-50112 - CF#30891

_____

RepliCel Life Sciences Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on March 18, 2014.

Based on representations by RepliCel Life Sciences Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 4.6 Collaboration and Technology Agreement (filed as Exhibit 4.5)	through	March 18, 2024

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kevin M. O'Neill
Deputy Secretary